UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date: June 26, 2007
Commission File Number: 001-33414
Denison Mines Corp.
(Translation of registrant’s name into English)
Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.
/s/ Brenda Lazare
Date: June 26, 2007	Brenda Lazare
Canadian Counsel and Corporate Secretary

2

EXHIBIT INDEX

Exhibit Number	Description

1.	Press Release dated June 19, 2007

2.	Press Release dated June 25, 2007

3

Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel: 416 979-1991 Fax: 416 979-5893 www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES 205 MILLION POUND URANIUM HISTORICAL
RESOURCE ESTIMATES ON ITS ELLIOT LAKE PROPERTIES
Toronto, ON — June 19, 2007... Denison Mines Corp. (“Denison” or the “Company”) (DML:TSX,DNN: AMEX) is pleased to announce that it has received an independent review and compilation of the resource estimates on its uranium deposits located in the Elliot Lake area of northern Ontario. The Elliot Lake complex is estimated to contain an historical resource estimate of over 205 million pounds of U3O8.
In the report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario Prepared for Denison Mines Corp.” dated June 18, 2007 (the “Report”), Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) has compiled the historic mineral resources for the Elliot Lake deposits at a variety of different cutoff grades. Scott Wilson RPA has recommended that the historical resource estimate be reported using a 0.80 lb/ton cut-off grade which represents the undiluted cut-off grade for the underground leaching over the last years of production. This may not represent the current economic cut-off grade. Based on this cut-off, at this grade and tonnage, the report documents a total of over 205 million pounds U3O8 classified as historical resources as remaining in the Elliot Lake complex. The historical estimate, reported in accordance with the requirements of National Instrument 43-101 (“NI43-101”), is based on historical mine records at the time of the shutdown of the mines; no subsequent work has been carried out since 1992.

ELLIOT LAKE HISTORICAL RESOURCE ESTIMATES
Developed and Undeveloped
(All tons and lbs x 1,000,000)
					Total Primary &
	Primary Mining		Pillar Mining		Pillar Mining		Total Mineralization
	Remaining		Remaining		Remaining		Remaining
	Tons	Lb/t	Tons	Lb/t	Tons	Lb/t	Tons	Lb/t	Lbs
		U3O8		U3O8		U3O8		U3O8	U3O8
Developed	33.7	1.20	19.6	1.55	53.3	1.32	89.2	1.29	115.0
Undeveloped	45.1	1.13	11.3	1.13	56.3	1.13	80.5	1.13	90.0

Total	79.1	1.17	31.1	1.39	110.2	1.23	169.7	1.21	205.0

Notes:
1.	CIM definitions are not used.

2.	Historic resource estimates are reported at cutoff grades of 0.8 lb/t U3O8 (0.04% U3O8).

3.	A minimum width of 6 feet was used.

4.	The total primary and pillar mining represents the “estimated recoverable resource” based on the mining methods employed at the Elliot Lake facility in 1992.

5.	The total mineralization remaining represents the total amount of mineral remaining in the ground without applying mining recovery factors.

6.	The historic resource estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

In the opinion of Scott Wilson RPA, although the historical estimate cannot be verified, the estimate is considered to be reasonable based on the estimation methods at the time. The current historical resource, without access to the drilling information, cannot be classified directly under the CIM classification standards incorporated under NI 43-101. The mineral resource estimates were originally classified for the purposes of the Report as Developed and Undeveloped. Developed resources are those resources that have been developed for mining and represent total mineralization remaining after partial extraction during the previous mining operations. Undeveloped resources are located in blocks beyond existing development workings where no mining has taken place.
Denison operated a significant underground mine complex in the Elliot Lake area from 1957 through to 1992 and produced over 147.3 million pounds U3O8 from 69.4 million tons of ore at an average grade of 2.25 pounds per ton. The Elliot Lake mining complex operated by Denison was closed in 1992 and decommissioning operations have continued since that time. The mine was primarily a room and pillar underground operation, with considerable production from bacterial leaching in the later years. While the underground workings are flooded and all shaft and ramp openings capped in accordance with applicable regulations, all underground haulage and passageways are assumed to be open. Although good infrastructure is present, the mill and tailings areas have all been decommissioned and reclaimed. Denison notes that it has no plans at this time to commence mining operations at Elliot Lake; however, the Company will continue to review the project in light of the continuing strength in the uranium market.
The Scott Wilson RPA report has documented historical resources only; no original data was available to audit, and there can be no guarantee that these resources will ever be converted to reserves. Denison is not treating these historical resources as current as they have not passed any economic test and are not considered to be relevant to current economic assessment parameters. Because no original data was available for audit, the historical resource estimate cannot be relied upon in attributing value to the resources and these resources do not have demonstrated economic viability. Much further work remains to be done to further evaluate this property.
Scott Wilson RPA was retained to independently review and audit the mineral resources at Elliot Lake project. Messrs. Lawrence B. Cochrane, Ph.D, P. Eng., and Leo R. Hwozdyk, P.Eng, are the Qualified Persons pursuant to National Instrument 43-101 who have verified the data disclosed and were responsible for the Report. Messrs. Cochrane and Hwozdyk have reviewed the technical contents related to the resource estimates contained in this release. A copy of the Report will be available on SEDAR (www.sedar.com).
Denison Mines Corp. is a premier intermediate uranium producer in North America, with mining assets in the Athabasca Basin Region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four uranium mills operating in North America today. The Company also has a strong exploration portfolio with large land positions in the United States, Canada and Mongolia. Correspondingly, the Company has one of the largest uranium exploration teams among intermediate uranium companies.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27,

2

2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

3

Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Canada Tel: 416 979-1991 Fax: 416 979-5893 www.denisonmines.com
PRESS RELEASE
DENISON MAKES A NEW BID TO ACQUIRE OMEGACORP LIMITED
Toronto, ON — June 25, 2007 — Denison Mines Corp. (“Denison”) (DML:TSX and DNN:AMEX) is pleased to announce a new takeover offer to acquire all of the remaining shares of OmegaCorp Limited (“OmegaCorp”) (ASX:OMC) (including any shares issued on exercise of an option issued in OmegaCorp) that Denison does not already own at a price of AU$1.30 per share, for a total consideration of approximately AU$134 million (CDN$121 million).
Offer Terms
The cash consideration of AU$1.30 per share provides substantial value to OmegaCorp shareholders and represents:
•	a premium of 6.6% to the volume weighted average price of OmegaCorp’s shares over the 20 trading days prior to the date of this announcement; and,

•	a premium of 32.7% to the 1 year volume weighted average OmegaCorp share price of AU$0.98.
Denison’s offer is subject to a number of conditions including a minimum acceptance of 90% of the shares of OmegaCorp, Foreign Investment Review Board approval and no material adverse changes to OmegaCorp. The full terms of the conditions of the proposed offer are set out in Appendix 1.
On April 13, 2007, Central African Mining and Exploration Company Plc (“CAMEC”) announced its intention to make an all-share scrip bid for OmegaCorp, and on May 30, 2007 CAMEC lodged a bidder’s statement with ASIC. However, on June 13, 2007, CAMEC announced that it has withdrawn its takeover bid for OmegaCorp and that it will not be dispatching offers in relation to that bid.
Following an analysis of the outcome of the recent takeover bids for OmegaCorp, Denison’s management have concluded that it would be in the best interests of the respective shareholders of Denison and OmegaCorp if the remaining OmegaCorp shareholders were provided with an opportunity to accept a new cash offer.
Denison’s management believes that the acquisition of OmegaCorp will fit well into its growth strategy in terms of development scheduling and uranium production. The OmegaCorp assets are expected to add significantly to Denison’s uranium resources and bring additional near term production capacity, as well as establishing Denison in Africa.
Dundee Securities Corporation and Haywood Securities Inc. are joint financial advisors to Denison on the acquisition. Price Sierakowski is the legal advisor to Denison.

Bidder’s Statement
Further information in respect of Denison’s takeover offer will be contained in Denison’s bidder’s statement which will be served on OmegaCorp and lodged with the ASIC and ASX as soon as practicable and will be available on www.sedar.com.
Background Information — Denison
Denison is the premier North American intermediate uranium producer, with mining assets in the Athabasca Basin region of Saskatchewan, Canada, and the southwest United States including Colorado, Utah and Arizona. Further Denison holds ownership interests in 2 of the 4 conventional uranium mills operating in North America today.
Denison is a diversified and growth oriented, intermediate uranium producer with an estimated annual production rate of approximately 5 million pounds of U3O8 by 2011.
Denison enjoys a global portfolio of world-class exploration projects, including properties in close proximity to its mills in the Athabasca Basin in Saskatchewan, Canada and in the Colorado Plateau, Henry Mountain and Arizona Strip regions of the southwestern United States. Denison also has high potential exploration properties in Mongolia and, indirectly through its investments in Australia. In Australia, Denison has a 11% interest in Energy Metals Limited and has a 33% interest in OmegaCorp.
Further information on Denison is available from its website: www.denisonmines.com
About OmegaCorp
OmegaCorp is an Australian based exploration company, listed on the Australian Securities Exchange (ASX) with interests in Zambia, Tanzania, and Zimbabwe in southern Africa. The portfolio of advanced uranium projects includes the Kariba Uranium Project in Zambia, the Mkuju Power Project in Tanzania and the Zambezi Valley Project in Zimbabwe with geological extension into Mozambique.
Shareholder Information
A shareholder information line will be established for OmegaCorp shareholders with questions on the acquisition proposal. Details of that line will be provided by Denison in due course.
Cautionary Statements
This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison Mines Corp. (“Denison”).
Forward looking statements include, but are not limited to, statements with respect to estimated production; the development potential of Denison’s properties; the future price of uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of uranium and vanadium; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 27, 2007 available at www.sedar.com and its Form 40-F available at www.sec.gov. Although management of Denison has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Denison does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Readers should refer to the Annual Information Form and the Form 40-F of the Company for the fifteen month period ended December 31, 2006 and other continuous disclosure documents filed since December 31, 2006 available at www.sedar.com, for further information relating to their mineral resources and mineral reserves.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For further information, please contact:

E. Peter Farmer	(416) 979-1991 ext. 231
Ron Hochstein	(604) 689-7842
James Anderson	(416) 979-1991 ext. 372

Appendix 1 — Summary of Conditions to the Offer
The Takeover Bid to be made by Denison will be subject to the conditions set out in the Bidder’s Statement which will be substantially in the form set out below:
1.	Minimum Acceptance Condition

During, or at the end of, the Offer Period, Denison and its Associates have a Relevant Interest in at least 90% (by number) of the OmegaCorp Shares.

2.	Regulatory Approval Conditions
(a)	FATA

If required under the FATA, before the end of the Offer Period the Treasurer of the Commonwealth of Australia either:
(i)	issues a notice stating that the Commonwealth Government does not object to Denison acquiring 100% of the OmegaCorp Shares under the Offers, such notice being unconditional;

(ii)	is precluded from making an order or interim order under FATA prohibiting the acquisition of OmegaCorp Shares under the Offers; or

(iii)	if an interim order is made to prohibit the acquisition of OmegaCorp Shares under the Offers, the subsequent period for making a final order has elapsed, without any such final order being made.
(b)	ASIC relief

Denison being granted any ASIC relief necessary for the Takeover Bid to proceed in the form anticipated.

(c)	Other regulatory approvals

Between the Announcement Date and the end of the Offer Period (each inclusive), all approvals or consents that are required by law, or any Public Authority, as are necessary to permit:
(i)	the Offers to be lawfully made to and accepted by OmegaCorp Shareholders; and

(ii)	the transactions contemplated by the Bidder’s Statement to be completed (including without limitation, full, lawful and effectual implementation of the intentions set out in the Bidder’s Statement), are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(d)	No regulatory action

Between the Announcement Date and the end of the Offer Period (each inclusive):
(i)	there is not in effect any preliminary or final decision, declaration, order or decree issued by any Public Authority; and

(ii)	no inquiry, action or investigation is announced, commenced or threatened by any Public Authority; and

(iii)	no application is made to any Public Authority (other than by Denison or any Associate of Denison), in consequence of or in connection with the Offers (other than an application to, or a decision or order of, ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or otherwise materially adversely impacts upon (or could reasonably be expected to restrain, prohibit, impede or otherwise materially adversely impact upon), the making of the Offers or the completion of any transaction contemplated by the Bidder’s Statement (including, without limitation, full, lawful, timely and effectual implementation of the intentions set out in the Bidder’s Statement) or which requires (or could reasonably be expected to require) the divestiture by Denison of any OmegaCorp Shares or the divestiture of any material assets of OmegaCorp or any subsidiary of OmegaCorp.
3.	Adverse Change Conditions
(a)	No prescribed occurrences

Between the Announcement Date and the date 3 Business Days after the end of the Offer Period (each inclusive), one of the following prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) happen:
(i)	OmegaCorp converting all or any of the OMC Shares into a larger or smaller number of shares under section 254H of the Corporations Act;

(ii)	OmegaCorp or a subsidiary of OmegaCorp resolving to reduce its share capital in any way;

(iii)	OmegaCorp or a subsidiary of OmegaCorp entering into a buyback agreement or resolving to approve the terms of a buyback agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv)	OmegaCorp or a subsidiary of OmegaCorp making an issue of OmegaCorp Shares (other than OmegaCorp Shares issued as a result of the exercise of options into OmegaCorp Shares) or granting an option over an OmegaCorp Share or agreeing to make such an issue or grant such an option;

(v)	OmegaCorp or a subsidiary of OmegaCorp issuing, or agreeing to issue, convertible notes;

(vi)	OmegaCorp or a subsidiary of OmegaCorp disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(vii)	OmegaCorp or a subsidiary of OmegaCorp charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(viii)	OmegaCorp or a subsidiary of OmegaCorp resolving that it be wound up;

(ix)	the appointment of a liquidator or provisional liquidator of OmegaCorp or of a subsidiary of OmegaCorp;

(x)	the making of an order by a court for the winding up of OmegaCorp or of a subsidiary of OmegaCorp;

(xi)	an administrator of OmegaCorp or of a subsidiary of OmegaCorp being appointed under section 436A, 436B, or 436C of the Corporations Act;

(xii)	OmegaCorp or a subsidiary of OmegaCorp executing a deed of company arrangement.

(xiii)	The appointment of a receiver, receiver and manager, other controller (as defined in the Corporations Act) or similar official in relation to the whole or a substantial part, of the property of OmegaCorp or of a subsidiary of OmegaCorp.
(b)	No material adverse change

Between the Announcement Date and the end of the Offer Period, there not having occurred, been announced or become known to Denison (whether or not becoming public) any event, occurrence, action, proceeding, fact, circumstance or change in circumstance that has, will or is reasonably likely to result in a material adverse change in the business, assets, liabilities, financial position, trading position, performance profitability or prospects of OmegaCorp or any of its subsidiaries (taken as a whole) since the Announcement Date, including as a result of the making of the Offers or the acquisition of OmegaCorp Shares under the Offers.

(c)	No change of control rights

Between the Announcement Date and the end of the Offer Period (each inclusive), there is no person having any rights being entitled to have any rights, alleging an entitlement, or expressing or announcing an intention (whether or not that intention is stated to be a final or determined decision of that person) (in all cases whether subject to conditions or not, as a result of any change of control event in respect of OmegaCorp (including, Denison acquiring OmegaCorp Shares in OmegaCorp) or an of its subsidiaries or assets), to:
(i)	terminate or alter any contractual relations between any person and OmegaCorp or any of its subsidiaries (for this purpose an alteration includes the operations of a contract whether or not that altered operation is provided for under existing terms of the contract);

(ii)	require the termination, modification or disposal (or offer to dispose) of any interest or asset, corporate body, joint venture or other entity; or

(iii)	accelerate or adversely modify the performance of any obligations of OmegaCorp or any of its subsidiaries under any agreements, contracts or other legal arrangement.
(d)	No major acquisitions, disposals or commitments

Between the Announcement Date and the end of the Offer Period (each inclusive), neither OmegaCorp nor any of its subsidiaries:
(i)	purchases or otherwise acquires or agrees to purchase or otherwise acquire, sells or otherwise disposes of or surrenders, or agrees to sell or otherwise dispose of or surrender, or comes under an obligation to purchase, acquire, sell or otherwise dispose of or surrender, any property or assets (or any right, title or interest therein), the total consideration for which, in aggregate, exceeds $5 million; or

(ii)	enters into any other commitment, or comes under an obligation to enter into any other commitment, which would require capital expenditure by OmegaCorp or any of its subsidiaries of an amount which, in aggregate, exceeds $3 million.
(e)	No material change to arrangements with financial advisers
(i)	Aggregate payments to financial advisers by OmegaCorp or its subsidiaries in connection with this Takeover Bid, the CAMEC takeover bid, or any other takeover bid announced between the Announcement Date and the end of the Offer Period (each inclusive), will not exceed $2.5 million.

(ii)	There are no material changes by OmegaCorp of its subsidiaries to any arrangements with their financial advisers in place at the Announcement Date.

Definitions
“Announcement Date” means June 25, 2007.
“ASIC” means Australian Securities and Investments Commission.
“Associate” has the meaning given in the Corporations Act.
“ASX” means ASX Limited ACN 008 624 691.
“Bid Terms” means the conditions of the Takeover Bid set out in Appendix 1.
“Bidder’s Statement” the bidder’s statement to be issued by Denison in relation to the Takeover Bid.
“Business Day” means a day on which the banks are open for business in Western Australia excluded a Saturday, Sunday or public holiday.
“Corporations Act” means the Corporations Act 2001 (Cth).
“Denison” means Denison Mines Corp.
“FATA” means the Foreign Acquisitions and Takeovers Act 1975 (Cth).
“Offers” means the offers made under the Takeover Bid.
“Offer Period” means the period during which the Offers remain open.
“OmegaCorp” means OmegaCorp Limited ABN 60 094 212 307.
“OmegaCorp Share” means an ordinary share in the capital of OmegaCorp, including any ordinary share issued on exercise of an option in OmegaCorp before the end of the Offer Period.
“OmegaCorp Shareholder” means a holder of OmegaCorp Shares.
“Public Authority” means any government or any governmental, semi-governmental, statutory or judicial entity, agency or authority, whether in Australia or elsewhere, including without limitation any self-regulatory organisation established under statute or otherwise discharging substantially public or regulatory functions, and ASX or any other stock exchange.
“Relevant Interest” has the meaning given to that term in the Corporations Act.
“Takeover Bid” means the takeover bid proposed to be made by Denison for all of the OmegaCorp Shares that Denison does not currently own on the Bid Terms.